
November 16, 2020

Barry Silbert
Chief Executive Officer
Grayscale Investments, LLC
250 Park Avenue South
New York, NY 10003

> **Re: Grayscale Ethereum Trust (ETH)**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed October 2, 2020**
> **File No. 000-56193**

Dear Mr. Silbert:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10-12G

Exhibit 99.1
Recent Sales of Unregistered Shares, page 82

1. We note your response to comment 7 in our letter dated July 22, 2020. Please provide us the following additional information regarding your private placements and legend removal practice:
    - Please tell us whether and to what extent on a percentage basis the original purchasers of Shares in the private placements had transferred or were otherwise no longer the owner of those Shares at the time the transfer restriction legends were removed.
    - Please tell us how many purchasers have participated in the private placements and the average number of Shares purchased by each purchaser. Please also tell us whether the same purchasers participate in multiple private placements.

- We note that in assessing whether legend removal is appropriate outside counsel requires a representation that the Sponsor is aware of no circumstances in which the Shareholder would be considered an underwriter or engaged in the distribution of securities for the Trust. Please describe the analysis, processes and procedures the Sponsor undertakes to make this representation.
- Although legends are removed without individual requests from holders and without any indication that the holders intend to transfer their Shares, we note the representation that the Sponsor consents to the transfer of Shares. Please describe any procedures the Sponsor has in place to ensure that a holder is not an affiliate at the time of transfer.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or Michael Volley, Staff Accountant, at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-3552 or Justin Dobbie, Legal Branch Chief, at (202) 551-3469.

Sincerely,

Division of Corporation Finance
Office of Finance